July 7, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Amanda Ravitz
Heather Percival

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed June 30, 2017
File No. 333-219096

Acceleration Request

Requested Date:	July 11, 2017
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-219096) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3240.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Andrew D. Hoffman via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Andrew D. Hoffman at (650) 849-3240.

*****

Securities and Exchange Commission

Re: Pulse Biosciences, Inc.

July 7, 2017

Sincerely,

PULSE BIOSCIENCES, INC.

By:	/s/ Brian B. Dow
Brian B. Dow
Senior Vice President and Chief Financial Officer

cc:	Andrew D. Hoffman, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation